SECURITIES AND EXCHANGE COMMISSION
                           Washington 20549
                         ____________________

                            SCHEDULE 14D-9
                         ___________________

        Solicitation/ Recommendation Statement Pursuant to
      Section 14(d)(4) of the Securities Exchange Act of 1934
                          (Amendment No. 1)
                         ___________________

                    PROMETHEUS INCOME PARTNERS,
                  a California Limited Partnership
                     (Name of Subject Company)
                         ____________________


                    PROMETHEUS INCOME PARTNERS,
                  a California Limited Partnership
                (Name of Person(s) Filing Statement)
                         ____________________


               Units of Limited Partnership Interest
                  (Title of Class of Securities)
                         ____________________

                            742941 10 7
                (CUSIP Number of Class of Securities)
                         ____________________

                           Vicki R. Mullins
                       Chief Financial Officer
                  Prometheus Development Co., Inc.
                         350 Bridge Parkway
                Redwood City, California 94065-1517
                           (415) 596-5300
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                             Copy to:
                          Gary Apfel, Esq.
               Kaye, Scholer, Fierman, Hays & Handler, LLP
                 1999 Avenue of the Stars, Suite 1600
                    Los Angeles, California 90067
                          (310) 788-1000

This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed on November 4, 1996 by Prometheus Income Partners, a California Limited Partnership (the "Partnership"), with the Securities and Exchange Commission. Unless otherwise indicated, capitalized terms used herein have the same meaning as set forth in the originally filed Schedule 14D-9.

Item 2.  Tender Offer of the Bidder

Item 2(a) of the Schedule 14D-9 is amended to add the following information:

On November 12, 1996, Apollo amended the Apollo Tender Offer. According to Amendment No. 1 to the Apollo Schedule 14D-1, the Apollo Tender Offer has been amended (as so amended, the "Amended Apollo Tender Offer") to (1) increase the Apollo Purchase Price to $475 per Unit, net to the seller in cash, without interest thereon, less the aggregate amount of any distributions per Unit declared or made by the Partnership after October 18, 1996 and the date of payment of the Apollo Purchase Price for the Units by Apollo, upon the terms and subject to the conditions set forth in the Apollo Offer to Purchase and the related Letter of Transmittal, (2) eliminate the condition that a minimum of 4,750 Units be tendered and not withdrawn prior to the expiration of the Amended Apollo Tender Offer, and (3) extend the expiration date under the Amended Apollo Tender Offer to 12:00 midnight, New York City time, on November 26, 1996, unless further extended.

Item 2(b) of the Schedule 14D-9 is amended to add the following information:

On November 8, 1996, PIP General filed with the SEC a Tender
Offer Statement on Schedule 14D-1 (the "PIP General Schedule 14D-
1"), dated November 8, 1996, in connection with the PIP General
Tender Offer.

On November 15, 1996, PIP General, by Amendment No. 1 to the PIP General Schedule 14D-1 dated November 15, 1996, amended the PIP General Tender Offer (as so amended, the "Amended PIP General Tender Offer") to (1) increase the PIP General Purchase Price to $475 per unit, net to the seller in cash, without interest thereon, less the aggregate amount of any distributions per Unit declared or made by the Partnership after November 8, 1996 and the date of payment of the PIP General Purchase Price for the Units by PIP General, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 1996 (the "PIP General Offer to Purchase"), and the related Letter of Transmittal, copies of which were filed with the PIP General Schedule 14D-1.

Item 4.  The Solicitation or Recommendation

Item 4(b) of the Schedule 14D-9 is amended by adding the following information:

On November 12, 1996, after receiving the Amended Apollo Tender Offer, the Special Committee met to review and discuss the Amended
Apollo Tender Offer. The Special Committee noted that, in an apparent response to the lawsuit filed by the Partnership, the Amended Apollo Tender Offer corrected certain statements made in the Apollo Tender Offer that the Special Committee believed were false and misleading. Thereafter, the Special Committee inquired of PIP General whether it would amend The PIP General Tender
Offer to increase the PIP Purchase Price. On November 14, 1996, a representative of PIP General informed the Special Committee that PIP General would amend the PIP General Tender Offer to increase the PIP Purchase Price to $475 per Unit. On November
15, 1996, the Special Committee met to review and discuss the Amended Apollo Tender Offer and the proposed amended PIP General Tender Offer and determined, for the reasons set forth in this
Item 4(b), to reiterate the recommendations set forth in Item
4(a) above. On November 15, 1996 the Partnership sent a letter to PIP General consenting to and approving the amended PIP
General Tender Offer. On November 15, 1996, the Partnership sent a letter to the Limited Partners in which it reiterated its recommendations set forth in this Schedule 14D-9 and summarized the reasons therefore. Such letter, which is filed as Exhibit
(a)(4) hereto, is hereby incorporated herein by reference thereto.

Item 7.  Certain Negotiations and Transactions by the Subject
Company

Item 7(a) of the Schedule 14D-9 is amended by adding the following information after the fifth paragraph thereof:

On November 5, 1996, one of the members of the Special Committee received a voice mail message from a representative of Liquidity Financial. Such representative requested a meeting between a representative of Apollo and someone in the member's "shop" "to see if there is a way to prevent the next round of escalation" of litigation or to see if there is "an opportunity to effect some sort of splitting of purchases, standstills, etc., and make peace instead of war [with] everybody coming out ahead economically." On November 6, 1996, a representative of Apollo placed a phone call to a representative of the Partnership. The representative of Apollo was informed that all communications with respect to this matter to the Partnership should be made through counsel for the Partnership. The representative of Apollo left a message for the representative of the Partnership that an offer would be made by Apollo on the day following such phone call.

On November 6, 1996, counsel to Apollo left a message for counsel to the Partnership that Apollo wished to discuss a joint tender offer by Apollo and PIP General. On November 6, 1996, counsel for the Partnership sent a letter by facsimile to counsel for Apollo stating that discussions of matters of mutual interest can take place only if (i) the list of Limited Partners (and all copies thereof) are returned to the Partnership, (ii) the Apollo Tender Offer is withdrawn and (iii) all participants in the Apollo Tender Offer sign a standstill agreement which would remain in effect for five years. Counsel for the Partnership has not received a response to such letter from either counsel for Apollo or Apollo.

The information contained under Item 4 of this Amendment is hereby incorporated in this Item 7(a) by reference thereto.


Item 8.  Additional Information to be Furnished

Item 8 of the Schedule 14D-9 is amended by adding the following information:

On November 8, 1996, Apollo filed and served an opposition to the Partnership's motion for a temporary restraining order or for expedited discovery. In its opposition papers, Apollo stated, among other things, that it intended to file an amendment to the Apollo Schedule 14D-1 increasing the Apollo Purchase Price to $475 and correcting certain statements in the Apollo Schedule 14D-1. On November 8, 1996, the Partnership filed a reply brief and supporting declaration in support of its motion for a temporary restraining order or for expedited discovery. The judge in such lawsuit scheduled a telephonic hearing on such motion for November 12, 1996.

In a telephonic hearing held on November 12, 1996, counsel for the Partnership informed the judge that, because of the improvement in information to Limited Partners contained in the amended Apollo Schedule 14D-1, the Partnership was withdrawing its motion for a temporary restraining order or for expedited discovery, without prejudice to its right to renew the motion in the event that, after a full review of the Amended Apollo Tender Offer, the Partnership determined that, even as amended, the Amended Apollo Tender Offer still violated the Williams Act. The Partnership is continuing to review the amended Apollo Schedule 14D-1, and has not yet determined whether to renew its motion to enjoin the Amended Apollo Tender Offer.

Item 9.  Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is amended to add the following
Exhibits:

(a)(4)    Form of Letter to Limited Partners, dated November 15,
1996
(a)(5)    Letter regarding Agreement to Make Tender Offer, dated
November 15, 1996

                           SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROMETHEUS INCOME PARTNERS,
A CALIFORNIA LIMITED PARTNERSHIP
By:  Prometheus Development Co., Inc.,
    a California corporation


By:_/S/ Vicki R. Mullins_____
Name: Vicki  R. Mullins
Title:    Chief Financial Officer

Dated: November 15, 1996


















Exhibit (a)(4)

PROMETHEUS INCOME PARTNERS
350 Bridge Parkway
Redwood City, CA 94065-1517
(415) 596-5393

November 15, 1996

Dear Limited Partners:

     We know you have received a significant amount of information from many different sources over the past few weeks.
In an effort to keep you informed, the Special Committee of the General Partner wants to report the following information:

     PIP Partners-General, LLC, an affiliate of your General Partner ("PIP General"), has agreed to increase its tender offer price to $475 per Unit in response to the Special Committee's request that PIP General increase its offer price. This request was made after the affiliate of Apollo Realty Advisors, Prom Income Partners, L.L.C., ("Apollo") raised its bid to $475 from $405 per Unit (the "Apollo Tender Offer") in response to the $450 bid previously made by PIP General.

     THE SPECIAL COMMITTEE RECOMMENDS THAT THOSE LIMITED PARTNERS WITH A CURRENT OR ANTICIPATED NEED OR DESIRE FOR LIQUIDITY SHOULD TENDER THEIR UNITS TO PIP PARTNERS-GENERAL, LLC, AN AFFILIATE OF THE GENERAL PARTNER, PURSUANT TO ITS INCREASED OFFER. ALL LIMITED PARTNERS SHOULD REJECT THE APOLLO TENDER OFFER, AND THOSE LIMITED PARTNERS WHO DO NOT HAVE A CURRENT OR ANTICIPATED NEED OR DESIRE FOR LIQUIDITY SHOULD HOLD ONTO THEIR UNITS UNTIL THE PARTNERSHIP'S HARDBOARD SIDING PROBLEM HAS BEEN RESOLVED.

     The Special Committee understands that PIP General's increased offer of $475 per Unit will be mailed to all Limited Partners on approximately Monday, November 18, 1996. Any Limited Partner who tendered Units in response to the Apollo Tender Offer has the unconditional right to withdraw, and is encouraged to withdraw, the tender by delivering a completed and executed Notice of Withdrawal prior to November 26, 1996 to The Herman Group, Inc. at 2121 San Jacinto Street, 26th Floor, Dallas, Texas 75201, fax nos. (214) 999-9348 and (214) 999-9323. The Special
Committee also understands that, for the convenience of the Limited Partners, such a Notice of Withdrawal will be included in the PIP General tender offer materials mailed November 18, 1996.

     Please feel free to contact PIP General's information agent, Georgeson & Company Inc., at (800) 223-2064, for assistance, forms, or with any questions. They will be happy to help you.



     The Special Committee is of the opinion that certain key concerns exist for the Partnership which should lead Limited
Partners either to tender their Units to PIP General or hold onto their Units:

     1. The Special Committee is of the opinion that the Partnership must be extremely careful in dealing with the hardboard siding problem since it could have a major impact on the value and marketability of the Partnership Properties, and hence the value of the Units. Mr. Sanford N. Diller and his affiliates, who beneficially own the General Partner and PIP General, have substantial knowledge, skill, and experience in managing the many business and legal aspects of this problem, including managing litigation against manufacturers, insurers, subcontractors, and others as a result thereof. The General Partner recently commenced such litigation on behalf of the Partnership as a result of the Partnership's hardboard siding problem.

     2. The Special Committee is unaware of any attempt by the persons behind the Apollo Tender Offer to understand the magnitude of the hardboard siding problem, its impact upon the Partnership and the Partnership Properties, and the importance of managing the problem with the greatest care.

     3. The Special Committee continues to believe that Apollo has undisclosed plans regarding the Partnership, including a management change, and that such a change would be detrimental to the Partnership for the reasons described above.

     We thank you for your attention and will keep you advised of material developments.


                                  Sincerely,

                                  The Special Committee






Exhibit (a) (5)


PROMETHEUS INCOME PARTNERS
350 Bridge Parkway
Redwood City, CA 94065-1517
(415)596-5393




November 15, 1996

Mr. Sanford N. Diller
PIP Partners - General, LLC
350 Bridge Parkway
Redwood City, CA 94065-1517

Re:	PIP Partners - General, LLC Tender Offer

Dear Sanford:

We hereby consent to and approve the amended tender offer of PIP
Partners - General, LLC described in its Amended Offer to
Purchase, dated November 15, 1996, and confirm that the terms of the Agreement to Make Tender Offer, dated as of November 4, 1996, are applicable to such amended offer.

Sincerely,

PROMETHEUS INCOME PARTNERS, a California limited partnership

By:   PROMETHEUS DEVELOPMENT CO., INC., a
      California corporation, its general partner

      By:   /S/ Vicki R. Mullins
      Vicki R. Mullins, Chief Financial Officer